EXHIBIT 99.1

FirstService Makes Decision to Transition Out of Service Contract

Results in Positive Impact to Adjusted EBITDA

TORONTO, June 25, 2012 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (TSX:FSV.PR.U) (TSX:FSV.DB.U) today announced that Field Asset Services ("FAS"), a unit of its Property Services division, has decided to transition out of a large property services agreement with a government sponsored entity ("GSE") in the US. All amounts are in US dollars.

The agreement, initially awarded in 2008, was reset earlier this year with a significantly increased scope in a very competitive environment. FAS attempted to provide services under the revised terms, but determined it could not do so profitably at an acceptable quality standard. After discussions with the client, it was agreed that FAS would transition out of the contract as soon as August 1, 2012.

The current annual run rate of revenues generated by the agreement is approximately $100 million, down 30% from the prior year, as a result of industry-wide reductions in order volumes consistent with declines in foreclosure activity in the US. Excluding approximately $2 million in pre-tax reorganization charges which will be taken in the third quarter, the impact on Adjusted EBITDA (note 1) is expected to be positive.

"We made the difficult decision to transition out of this contract in our Property Services division when it became clear it was not profitable," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "Since winning this assignment back in 2008, our team consistently exceeded quality and service standards and was rewarded with increased volumes and share over the years. However, as market conditions changed and foreclosure volumes declined, the scope of the services expected increased without commensurate compensation. As a result, we exit a relationship representing about 4% of our revenues but positively impact our EBITDA going forward," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate; FirstService Residential Management, the largest manager of residential communities in North America; and Property Services, one of North America's largest providers of property-related services delivered through franchise and contractor networks.

FirstService generates over $2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Note

1. Definition of Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) reorganization charges. The Company uses Adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company's service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.

CONTACT: Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500